

Formation

Formation Capital Corporation
Suite 720 - 789 West Pender Street
Vancouver, B.C. Canada V6C 1H2
Tel: 604.682.6229 Fx: 604.682-6205
Website: www.formcap.com

Warrant Re-Pricing

Vancouver, B.C., June 19, 2003, Formation Capital Corporation (Formation, FCO-TSX) announced today it has the conditional approval of the TSX to lower the exercise price of 26,723,125 outstanding warrants held by arm's length parties to $0.15. The lower exercise price has been provided to encourage the exercise of outstanding warrants and is available to warrant holders of record as at 4 pm Vancouver time July 4, 2003 provided that any such warrants are exercised on or before July 31, 2003, failing which the exercise price will revert to the original exercise price. If all such warrants are exercised at $0.15 the Company will net approximately CAD $4,000,000. Any funds received from the exercise of such warrants will be applied to general working capital.

IF ANY SUCH WARRANTS ARE NOT EXERCISED AT THE REDUCED EXERCISE PRICE ON OR BEFORE JULY 31, 2003, THEREAFTER THE EXERCISE PRICE OF ANY UNEXERCISED WARRANTS WILL REVERT TO THE ORIGINAL EXERCISE PRICE UNLESS THE WARRANTS OTHERWISE EXPIRE ON JULY 31, 2003.

Formation Capital Corporation

"Mari-Ann Green"

Mari-Ann Green
C.E.O.



For further information please contact:
Formation Capital Corporation
720 - 789 West Pender Street, Vancouver, BC, V6C 1H2
Head Office: 604-682-6229
Email: inform@formcap.com - Or visit our Web site at: www.formcap.com


SEC MAIL PROCESSING
RECEIVED
JUL 11 2003
WASH. D.C. 155 SECTION

The statements contained in this news release in regard to Formation Capital Corporation that are not purely historical are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including Formation Capital Corporation's beliefs, expectations, hopes or intentions regarding the future. All forward-looking statements are made as of the date hereof and are based on information available to the parties as of such date. It is important to note that actual outcome and the actual results could differ from those in such forward-looking statements. Factors that could cause actual results to differ materially include risks and uncertainties such as technological, legislative, corporate, commodity price and marketplace changes.

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